SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)

                    Under the Securities Exchange Act of 1934
                                (Amendment No.2)


                                   AT Plastics
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                                (Name of Issuer)



                                  Common Stock
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                         (Title of Class of Securities)



                                    001947100
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                                 (CUSIP Number)



                             Dennis J. Block, Esq.,
                       100 Maiden Lane, New York, NY 10038
                                 (212) 504-6000
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(Name,  Address and Telephone Number of Person Authorized to Receive Notices and
Communications)

                               February 22, 2000
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(d)(3) or (4), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13D
CUSIP No. 001947100                                     Page 2 of 6  Pages
----------------------                                  ------------------------


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1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             Perry Corp.

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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (See Instructions)(a)|_| (b)|x|

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3       SEC USE ONLY

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4       SOURCE OF FUNDS (See Instructions)
             OO

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5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
        2(d) or 2(e)|_|

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6       CITIZENSHIP OR PLACE OF ORGANIZATION
             New York

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                        7       SOLE VOTING POWER
                                 10,407,400
      NUMBER OF
        SHARES          --------------------------------------------------------
     BENEFICIALLY       8       SHARED VOTING POWER
       OWNED BY                  0
         EACH
      REPORTING         --------------------------------------------------------
        PERSON          9       SOLE DISPOSITIVE POWER
         WITH                    10,407,400

                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER
                                 0

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11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             10,407,400

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12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See Instructions)|_|

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13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             31.3%

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14        TYPE OF REPORTING PERSON (See Instructions)
             CO

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

----------------------                                  ------------------------
                                  SCHEDULE 13D
CUSIP No. 001947100                                     Page 3 of 6  Pages
----------------------                                  ------------------------


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1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             Richard C. Perry

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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (See Instructions)(a)|_| (b)|x|

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS (See Instructions)
             OO

--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)|_|

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6       CITIZENSHIP OR PLACE OF ORGANIZATION
             United States

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                        7       SOLE VOTING POWER
                                 10,407,400 (all shares benefically owned by
      NUMBER OF                  Perry Corp.)
        SHARES          --------------------------------------------------------
     BENEFICIALLY       8       SHARED VOTING POWER
       OWNED BY                  0
         EACH
      REPORTING         --------------------------------------------------------
        PERSON          9       SOLE DISPOSITIVE POWER
         WITH                    10,407,400  (all shares benefically owned by
                                 Perry Corp.)
                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER
                                 0
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             10,407,400  (all shares benefically owned by Perry Corp.)

--------------------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See Instructions)|_|

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13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             31.3%

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14        TYPE OF REPORTING PERSON (See Instructions)
             IN

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

----------------------                                  ------------------------
                                  SCHEDULE 13D
CUSIP No. 001947100                                     Page 4 of 6  Pages
----------------------                                  ------------------------


INTRODUCTION

     This Amendment No. 2 relates to the Schedule 13D filed on behalf of Perry Corp. and Richard C. Perry with the Securities and Exchange Commission on February 19, 1999 and on March 16, 1999, and further amended hereby (the "Schedule 13D"). Items 3, 4, 5 and 6 of the Schedule 13D are amended and supplemented as follows:

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            The source of the funds for the purchase of the Common Shares reported herein was the investment capital of certain investment accounts under the management and control of Perry Corp. The total amount of such funds is CAN$ 18,747,712.

ITEM 4.     PURPOSE OF TRANSACTION.

            On February 22, 2000, certain funds under the management and control of Perry Corp. acquired 6,817,350 Common Shares pursuant to an underwritten public offering in Canada and a private placement in the United States of Common Shares of the Issuer.

            Andrew J. Smith, a managing director of Perry Capital LLC (which is an affiliate of Perry Corp.), is the Chairman of the board of directors and interim President and Chief Executive Officer of the Issuer. Geoff Perrera, a principal of Perry Capital LLC, is Vice President, Finance and Chief Financial Officer of the Issuer. Veronica Ho, a managing director of Perry Corp., is a director of the Issuer.

             Except as disclosed above, the Reporting Persons do not have any present intention to take any of the actions described in paragraphs (b) through
(j) of Item 4 of Schedule 13D. However, the Reporting Persons may, subject to the continuing evaluation of the Issuer's condition and prospects, acquire from time to time additional securities of the Issuer in the open market or in privately negotiated transactions or otherwise. Depending on such evaluation, the Reporting Persons may, from time to time, retain or sell all or a portion of the securities of the Issuer beneficially owned by them in the open market or in privately negotiated transactions. Any actions the Reporting Persons may take will be dependent on numerous facts, including general market and economic conditions, the ongoing evaluation of the Issuer's business and prospects and future developments.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

            (a) Based on publicly available information the Issuer has 33,269,265 Common Shares issued and outstanding.

            Perry Corp. is the beneficial owner of 10,407,400 Common Shares, or 31.3% of the outstanding Common Shares. Richard C. Perry may be deemed the beneficial owner of 10,407,400 Common Shares, or 31.3% of the outstanding Common Shares. Mr. Perry disclaims such beneficial ownership.

----------------------                                  ------------------------
                                  SCHEDULE 13D
CUSIP No. 001947100                                     Page 5 of 6  Pages
----------------------                                  ------------------------


             (b)
                                             PERRY CORP.       RICHARD C. PERRY
                                            -----------       ----------------
                  SOLE POWER TO VOTE/
                  DIRECT VOTE               10,407,400           10,407,400

                  SHARED POWER TO VOTE/
                  DIRECT VOTE                  None                 None

                  SOLE POWER TO DISPOSE/
                  DIRECT DISPOSITION        10,407,400           10,407,400

                  SHARED POWER TO
                  DISPOSE/ DIRECT
                  DISPOSITION                  None                 None

            (c) Pursuant to the transactions described in Item 4, on February 22, 2000, Perry Corp. acquired beneficial ownership of 6,817,350 Common Shares of the Issuer at a price of CAN$2.75 per share or a total of CAN$18,747,712.50.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            On February  22,  2000,  the Issuer and two funds  managed and controlled by Perry Corp., Perry Partners, L.P. and Perry Partners International, Inc., entered into a registration rights agreement pursuant to which the Issuer granted Perry Partners, L.P. and Perry Partners International, Inc. certain rights to require the Issuer to register under the Securities Act of 1933 the shares of Common Stock reported in Item 4.

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                                  SCHEDULE 13D
CUSIP No. 001947100                                     Page 6 of 6  Pages
----------------------                                  ------------------------




SIGNATURE.

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:            February 23, 2000


Perry Corp.

By: /s/ Richard C. Perry
   -----------------------------------
   Richard C. Perry
   President and Chief Executive Officer


/s/ Richard C. Perry
-----------------------
Richard C. Perry